UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPIRE GLOBAL, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

639358100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 639358100	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer IX & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —909,742—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —909,742—
	8.	SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —909,742—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 20,852,627 shares of the Issuer’s Class A Common Stock as of October 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP NO. 639358100	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer IX & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —909,742—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —909,742—
	8.	SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —909,742—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 639358100	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners IX L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —505,089—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —505,089—
	8.	SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —505,089—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 639358100	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners IX Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —404,653—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —404,653—
	8.	SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —404,653—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 639358100	13G	Page 6 of 9 Pages

Item 1(a). Name of Issuer:

Spire Global, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

8000 Towers Crescent Drive, Suite 1225

Vienna Virginia 22182

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Shares”), directly owned by Bessemer Venture Partners IX L.P. (“BVP IX”) and Bessemer Venture Partners IX Institutional L.P. (“BVP IX Institutional” and together with BVP IX, the “Funds”).

(a)	Deer IX & Co. Ltd. (“Deer IX Ltd”), the general partner of Deer IX & Co. L.P. (“Deer IX LP”);
(b)	Deer IX LP, the sole general partner of each of the Funds;
(c)	BVP IX, which directly owns 505,089 Shares; and
(d)	BVP IX Institutional, which directly owns 404,653 Shares.

Deer IX Ltd, Deer IX LP, BVP IX and BVP IX Institutional are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer IX Ltd— Cayman Islands

Deer IX LP — Cayman Islands

BVP IX — Cayman Islands

BVP IX Institutional — Cayman Islands

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

639358100

Item 3. Not Applicable.

Item 4. Ownership.

For Deer IX Ltd:

(a)	Amount beneficially owned: 909,742 Shares

(b)	Percent of class: 4.4%

CUSIP NO. 639358100	13G	Page 7 of 9 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --909,742—
(ii)	Shared power to vote or to direct the vote: --0--
(iii)	Sole power to dispose or to direct the disposition of: --909,742—
(iv)	Shared power to dispose or to direct the disposition of: --0--

For Deer IX LP:

(a)	Amount beneficially owned: 909,742 Shares
(b)	Percent of class: 4.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: --909,742—
(ii)	Shared power to vote or to direct the vote: --0--
(iii)	Sole power to dispose or to direct the disposition of: --909,742—
(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP IX:

(a)	Amount beneficially owned: 505,089 Shares
(b)	Percent of class: 2.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: --505,089--
(ii)	Shared power to vote or to direct the vote: --0--
(iii)	Sole power to dispose or to direct the disposition of: --505,089--
(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP IX Institutional:

(a)	Amount beneficially owned: 404,653 Shares
(b)	Percent of class: 1.9%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: --404,653--
(ii)	Shared power to vote or to direct the vote: --0--
(iii)	Sole power to dispose or to direct the disposition of: --404,653--
(iv)	Shared power to dispose or to direct the disposition of: --0—

The percentage of shares beneficially owned as set forth above is based on a total of 20,852,627 shares of the Issuer’s Class A Common Stock as of October 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer IX LP, which in turn is the general partner the Funds, Deer IX Ltd may be deemed to beneficially own all 909,742 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP NO. 639358100	13G	Page 8 of 9 Pages

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP NO. 639358100	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

DEER IX & CO. LTD.

By:	/s/ Scott Ring
	Name:	Scott Ring
	Title:	General Counsel

DEER IX & CO. L.P.
By:	Deer IX & Co. Ltd, its General Partner

By:	/s/ Scott Ring
	Name:	Scott Ring
	Title:	General Counsel

BESSEMER VENTURE PARTNERS IX L.P.
BESSEMER VENTURE PARTNERS INSTITUTIONAL IX L.P.
By: Deer IX & Co. L.P., its General Partner
By: Deer IX & Co., Ltd., its General Partner

By:	/s/ Scott Ring
	Name:	Scott Ring
	Title:	General Counsel